Statement of Cash Flows

InfantTech

January-December, 2025

Full name	Total
OPERATING ACTIVITIES	
Net Income	-$7,662.20
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1210 Inventory Asset	$18,167.59
1211 Landed Costs	$0.00
1221 Prepaid expense:Prepaid PO	-$40,000.00
1226 Prepaid expense:Loan Fees - SBA 7A	$1,444.32
1320.4 Amazon Clearing Account:Amazon Reserved Balances	$460.21
1320.5 Amazon Clearing Account:Amazon Balances USD	-$1,197.09
1325 Balance Accounts:Shopify Payments Balance	-$157.61
1330.3 PayPal Clearing Account:Paypal Balance	-$237.38
1330 PayPal Clearing Account	-$119.98
1340.3 Shopify Clearing Accounts:Shopify Pending Balances	$189.97
1380 Manual Payments Clearing	-$509.06
1390 Balance Accounts:Walmart (US) Payments Balance	$500.43
2000 Accounts Payable	-$5,286.48
2051 CalSavers Retirement	$0.00
2053 Accrued Interest Payable	$4,879.32
2160 ICB-LOC 5514	-$6,213.60
2300 Sales Tax Payable	-$323.85
2355 Capital One Sparks (6264)	$1,262.82
2356 Capital One Venture (5131)	-$2,280.01
2357 Black Card (5158)	-$577.56
2363 Loan Payable - OnDeck	-$1,027.53
2365 Loan Payable Shopify Capital 2024	-$7,076.78
2366 PayPal Working Capital Loan	-$1,065.24
2401 Warranty Service Payable	-$14.69
2402 Shopify Gift Card Liabilities	$0.00
2403 Amazon Seller Ecomm Tax Liability	$0.00
2404 Shopify Ecomm Tax Liability DO NOT USE	$240.99
2406 Short-term Business Loans	$31,127.98
Third Party Gateway Balance	-$2,493.13
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$10,306.36**
Net cash provided by operating activities	**-$17,968.56**
INVESTING ACTIVITIES	
FINANCING ACTIVITIES	
2503 Convertible Note - V Trust	$14,535.96

Statement of Cash Flows

InfantTech
January-December, 2025

Full name	Total
2550 Shareholder's Loan- LE	$2,945.00
2570 Loan Payable - SBA EIDL	-$702.50
3500 Capital Contributions / Capital Raise Funds	$33.44
Net cash provided by financing activities	**$16,811.90**
NET CASH INCREASE FOR PERIOD	**-$1,156.66**
Cash at beginning of period	**$129,893.87**
CASH AT END OF PERIOD	**$128,737.21**

Thursday, April 02, 2026 12:18 PM GMT-07:00